RMS

SEC
Mail Processing
Section
FEB 2 1 2018
Washington DC
415

18000604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 SOUTH LOUISE AVENUE, SUITE 101A
(No. and Street)

SIOUX FALLS	SD	57106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WILSON 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STEVEN G. WILSON
Seal
Notary Public
South Dakota

Notary Public Ex. 1/5/24

Signature

GREGORY S. WILSON, CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VARIABLE INVESTMENT ADVISORS, INC.

ANNUAL REPORTS

DECEMBER 31, 2017

CONTENTS

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VARIABLE INVESTMENT ADVISORS, INC. (a South Dakota Corporation), as of December 31, 2017, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Variable Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Variable Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Variable Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule on page 11 has been subjected to audit procedures performed in conjunction with the audit of Variable Investment Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Variable Investment Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Variable Investment Advisors, Inc.'s auditor since 2009.

Sioux City, Iowa
February 16, 2018

Variable Investment Advisors, Inc.

Statement of Financial Condition

As of December 31, 2017

ASSETS

Cash	$	333,587
Accounts receivable		381
Commissions receivable		130,017
Accrued interest		758
Prepaid expenses		31,409
Office furniture and equipment at cost, less accumulated depreciation of $112,844		27,825
TOTAL ASSETS	$	523,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	960
Commissions payable		90,466
Accrued expenses		7,067
Deferred revenue		55,445
TOTAL LIABILITIES		153,938
Common stock; $.01 par value, 400,000 share authorized; 366,700 issued and outstanding		3,667
Additional paid in capital		77,127
Retained earnings		289,245
TOTAL STOCKHOLDERS' EQUITY		370,039
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	523,977

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Advisors, Inc.

Statement of Income
For the Year Ended December 31, 2017

REVENUES	
Alternative trading system	$ 224,391
Insurance based products - fixed contracts	804,555
Insurance based products - variable contracts	630,054
Interest income	758
Investment company shares	537,221
Miscellaneous income	4,605
Representative processing fees	45,577
	2,247,161
EXPENSES	
Annual report	2,170
Bank Charge	1,080
Charitable contributions	75
Continuing education	1,231
Depreciation	17,378
General insurance	6,379
Life insurance	2,787
Loss on disposition of assets	86
Occupancy and equipment expenses	20,553
Office supplies and postage	11,153
Payroll taxes	31,295
Professional fees	34,636
Promotional fees	4,195
Registered representative compensation	1,376,361
Regulatory fees	30,176
Retirement	12,476
Salaries - officer	197,850
Salaries	270,322
Technology and communication costs	22,426
Travel and entertainment	36,834
	2,079,463
NET INCOME	$ 167,698

Variable Investment Advisors, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2016	$ 3,667	$ 77,127	$ 297,673	$ 378,467
Net income	-	-	167,698	167,698
Less distributions	-	-	(176,126)	(176,126)
Balance at December 31, 2017	$ 3,667	$ 77,127	$ 289,245	$ 370,039

Variable Investment Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 167,698
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	17,378
Loss on disposal of assets	86
Decrease accounts receivable	21,208
(Increase) commissions receivable	(69,933)
(Increase) accrued interest	(758)
Decrease prepaid expenses	2,050
(Decrease) accounts payable	(314)
Increase commissions payable	61,346
Increase accrued expenses	-
Increase deferred revenue	29,100
Net cash provided by operating activities	227,861
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(2,407)
Net cash used in investing activities	(2,407)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(176,126)
Net cash used in financing activities	(176,126)
NET INCREASE IN CASH	49,328
CASH AT BEGINNING OF YEAR	284,259
CASH AT END OF YEAR	$ 333,587

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Advisors, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2017

Subordinated Liabilities as of December 31,2016	$ -
Increase in Subordinated Liabilities	-
Decrease in Subordinated Liabilities	-
Subordinated Liabilites as of December 31, 2017	$ -

The Accompanying Notes are an Integral Part of This Financial Statement

NOTE 1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable and fixed insurance products. The Company accomplishes this goal through a small group of brokers located throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an Alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of matching buyers with sellers of capital units.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Revenue Recognition

The Company receives commissions from selling mutual funds and variable and fixed insurance products. The commissions are reported as revenue and a receivable on a trade date basis. The Company also receives fees for the use of its Alternative Trading System (ATS). Annual fees that are received from companies participating in the (ATS) are initially recorded as deferred revenue and recognized as income over the life of the contract. Trading fees received from sellers are recognized as revenue and a receivable upon board approval of the participating companies whose capital units are being traded.

Commission Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the diposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from three to ten years.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Management has concluded that uncertain tax positions would be the reponsibility of the stockholders. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the statement of income or accrued in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. OPERATING LEASES

The Company leases its office space on a month-to-month basis. A total of $18,534 was paid under the terms of two separate verbal leases during the year ended December 31, 2017.

Future minimum lease payments as of December 31, 2017 are $1,220.

NOTE 3. DEFINED CONTRIBUTION PENSION PLAN

On April 1, 2011, the Company established a Simple IRA Plan for all employees. The plan provides for employer matching contributions. The Company's cost for the Plan contributions was $12,476 for the year ended December 31, 2017.

NOTE 4. COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies as of December 31, 2017.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provide that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net Capital of $287,503 The Company's percentage of aggregated indebtedness to net capital 53.54%

Management expects to make capital withdrawals during 2018 to facilitate payment of the shareholder's income tax due to the inclusion of company income on his personal return. At no time will the withdrawals cause the Company to be below statutory net capital requirements.

NOTE 6. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (Mutual funds and/or variable annuities only).

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 16, 2018, the date the financial statements were issued.

Variable Investment Advisors, Inc.

Schedule I

Computation of Net Capital
As of December 31, 2017

NET CAPITAL		
Total Stockholder's Equity		$ 370,039
Deductions:		
Non-Allowable Assets:		
Accounts receivables	$ 1,138	
Commission receivables	19,163	
Prepaid expenses	31,410	
Office furniture and equipment	27,825	79,536
Haircuts on Securities:		
Exempted securities		3,000
Net Capital		$ 287,503
AGGREGATE INDEBTEDNESS		
Accounts payable		$ 960
Commission payable		90,466
Accrued expenses		7,067
Deferred revenue		55,445
Net Aggregate Indebtedness		$ 153,938
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 10,263
Excess net capital		$ 277,240
Excess net capital at 10 percent of aggregate indebtedness		$ 272,109
Percentage of aggregate indebtedness to net capital		53.54%

The above calculations are based on Rule 15c3-1 of the Securities and Exchange Commission. There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2017.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
of Variable Investment Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Variable Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Variable Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) "Limited Business (mutual funds and/or variable annuities only)" (the "exemption provisions") and (2) Variable Investment Advisors, Inc. stated that Variable Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Variable Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Variable Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 16, 2018

Variable Investment Advisors, Inc.

AgStockTrade.com

VIA

Gregory S. Wilson
President CEO

4305 S. Louise Ave. Ste. 101A
Sioux Falls, South Dakota 57106
Office: 605-361-8230
Fax: 605-362-5819
e-mail: Gwilson310@aol.com

Member FINRA, SIPC

Creating Security for Life

December 31, 2017

US Securities and Exchange Commission
Washington, D.C. 20549

In Re: Broker Dealer Exemption Report for 2017 Audit

To Whom It May Concern:

The following statement identifies why, under provisions in paragraph (k) of SEC Rule 15c3–3, and under which a broker dealer may claim an exemption, Variable Investment Advisors, Inc. (VIA) meets the requirements under Rule 15c3-3(k)(1).

VIA does not trade as a broker or dealer, tor any customer, nor does it trade in its own account.

VIA does not hold funds or securities for, or owe money or securities to, customers.

VIA has no margin accounts or commodities transactions.

VIA at no time holds customer funds or securities, holds overnight balances, certificates of deposit, or money market deposits.

VIA is not an introducing broker dealer and VIA does only sales of investment company and annuity transactions on an application way, while accepting checks made payable only to the investment company or insurance company.

VIA has met the exemption for the year ending December 31, 2017.

Gregory S. Wilson
President CEO